PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA TO HOLD CONFERENCE CALL & WEBCAST OF 2011 FOURTH QUARTER & FULL-YEAR FINANCIAL RESULTS WEDNESDAY, FEBRUARY 15, 2012 AT 9:00 A.M. (E.T.)

TORONTO, January 13, 2012 — Brookfield Office Properties Canada (TSX:  BOX.UN, NYSE:  BOXC) announced today that its 2011 fourth quarter and full-year financial results will be released after the market close on Tuesday, February 14, 2012.  Analysts, investors and other interested parties are invited to participate in the trust’s live conference call and webcast on Wednesday, February 15, 2012 at 9:00 a.m. (E.T.) to discuss with members of senior management the trust’s results and current business initiatives.  Both the press release and the supplemental information package will be available on the website at www.brookfieldofficepropertiescanada.com.

You may participate by dialing into the live conference call toll-free at 877-591-4953, pass code:  3402052.  To ensure your participation, please call five minutes prior to the scheduled start of the call.  The call will be archived for 30 days and can be accessed by dialing toll-free at 888-203-1112, pass code:  3402052.

Live audio of the call will be available via webcast at www.brookfieldofficepropertiescanada.com.  A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

Brookfield Office Properties Canada Profile

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com